

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Michael Clifton
Chief Financial Officer
Supernova Partners Acquisition Co II, Ltd.
4301 50th Street NW
Suite 300 PMB 1044
Washington, D.C. 20016

   Re: Supernova Partners Acquisition Co II, Ltd.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed January 14, 2022
     File No. 333-260692

Dear Mr. Clifton:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Background of the Transactions, page 143

1. The statement on page 152 that the parties amended the Merger Agreement "to permit the shares of New Rigetti Common Stock to trade on the NYSE" appears to conflict with your other disclosure that you intend to seek a listing of New Rigetti shares on the Nasdaq. Please revise or advise.

Michael Clifton
Supernova Partners Acquisition Co II, Ltd.
January 19, 2022
Page 2

<u>General</u>

2.   We note the slides in Rigetti's investor presentation dated January 10, 2022 titled "positioned for explosive revenue growth" and "rapidly increasing revenue per customer and system." These assertions and the use of prospective financial information in investor presentations appear to contradict statements in the registration statement indicating that Rigetti does not as a matter of course make public projections and that the prospective financial information is disclosed because Rigetti prepared such information for the consideration of Supernova's Board and financial advisors. With a view toward revised disclosure, please tell us if the prospective financial information was prepared in part for marketing purposes or to influence investor decisions. In this respect, we note additional assertions in the investor presentation such as "highly attractive opportunity to invest at the inflection point" and "1,152M post-money enterprise value based on 1.9x 2026E revenue of 594M."

    You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Technology

cc: Om K. Pandya